[Letterhead]
April 30, 2009
VIA EDGAR CORRESPONDENCE
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549-0102
Attn: Craig Ruckman
Re:	Transamerica Series Trust (the “Registrant”), on behalf of Transamerica Foxhall Global Conservative VP, Transamerica Foxhall Emerging Markets/Pacific Rim VP, Transamerica Foxhall Global Growth VP, Transamerica Foxhall Global Hard Assets VP, Transamerica Hanlon Balanced VP, Transamerica Hanlon Growth VP, Transamerica Hanlon Growth and Income VP, and Transamerica Hanlon Managed Income VP (collectively, the “portfolios”) (File Nos. 033-00507; 811-04419)
To the Commission:
Reference is made to the filing of a registration statement on Form N-1A (Accession Number: 0000950152-08-010013) on December 5, 2008 on behalf of the Registrant. With respect to this registration statement, the United States Securities and Exchange Commission (“SEC”) staff provided comments via telephone to Robert Lamont on January 22, 2009. Set forth below are the SEC comments and the Registrant’s responses.
1.	Comment: General: Supplementally, please disclose whether the proposed fund of funds structure is based on an exemptive order or Section 12 of the Investment Company Act of 1940, as amended (“1940 Act”).

Response: Transamerica Asset Management, Inc., on behalf of each new portfolio, has entered into (or will enter into prior to each portfolio’s launch) investing or purchasing agreements with a number of unaffiliated fund companies. These unaffiliated fund companies have received orders from the SEC that allow each new portfolio, subject to certain terms and conditions, to acquire shares of exchange traded funds issued by the unaffiliated fund companies in excess of the limits imposed by Section 12(d)(1)(A) of the 1940 Act.

Transamerica Foxhall VP series

2.	Comment: Principal Investment Strategies: Please clarify what investment products are considered part of the “underlying funds”.

Response: Comment accepted. The prospectus has been revised accordingly.

3.	Comment: Principal Investment Strategies: Please clarify and disclose what factors are considered by the sub-adviser to determine when the market is in a long-term uptrend. How does this strategy change when the market is not in an uptrend?

Response: Comment accepted. The prospectus has been revised accordingly.

4.	Comment: Principal Investment Strategies: Please disclose if the sub-adviser will choose from a particular group of ETFs.

Response: As discussed above, Transamerica Asset Management, Inc. has entered into (or will soon enter into) a number of investing or purchasing agreements with unaffiliated fund companies to allow each portfolio to acquire exchange traded funds issued by the unaffiliated fund companies in excess of the limitations in Section 12(d)(1)(A) of the 1940 but each sub-adviser is free to purchase securities from any group of ETFs.

5.	Comment: Principal Strategies and Policies: Please clarify to what extent each portfolio may invest in derivatives, mortgage backed securities, junk bonds and to the extent each is a principal risk to each portfolio.

Response: Derivatives, mortgage backed securities and junk bonds are not principal investment strategies for the portfolios, and therefore, no additional disclosure has been added to the principal risk section of the prospectus.

6.	Comment: Principal Strategies and Policies: Please clarify to what extent each portfolio may invest in money market securities. Please disclose if investing in money market funds is a primary strategy.

Response: As disclosed in the prospectus, each portfolio may invest primarily in a combination of exchange-traded funds and money market funds. Accordingly, no additional disclosure has been included in the prospectus.

7.	Comment: Principal Strategies and Policies: Please clarify if each portfolio has any limits on the amount of securities that the portfolio will invest in that are tied economically to a particular country.

Response: Comment accepted. The prospectus has been revised accordingly.

8.	Comment: Principal Strategies and Policies: Please clarify if each portfolio will, under normal circumstances, actively trade between ETFs.

Response: As discussed in the prospectus, each portfolio will actively trade ETFs. Accordingly, no additional disclosure has been included in the prospectus.

9.	Comment: Principal Strategies and Policies: Supplementally, how did the sub-adviser determine the minimum number of ETFs in which each portfolio will invest?

Response: Each sub-adviser determines a minimum number of ETFs for diversification purposes and to pursue the investment objective of each portfolio.

10.	Comment: Primary Risks: Please disclose currency risk if it is a primary risk factor.

Response: Comment accepted. The prospectus has been revised accordingly.

11.	Comment: Primary Risks: Please confirm that value investing and growth stock are primary risk factors.

Response: ETFs can be selected by the sub-advisers based on a number of criteria. The prospectus discloses the possible risks involved with both value and growth investing.

12.	Comment: Portfolio Managers: Please disclose the business experience for the past five years for David Sade.

Response: Comment accepted. The prospectus has been revised accordingly.

Transamerica Foxhall Emerging Market/Pacific Rim VP

13.	Comment: Principal Investment Strategies: Please define the “Foxhall Emerging Markets/Pacific Rim” market segment.

Response: Comment accepted. The prospectus has been revised accordingly.

Transamerica Foxhall Global Growth VP

14.	Comment: Principal Investment Strategies: Please disclose which countries are being considered for investment.

Response: Comment accepted. The prospectus has been revised accordingly.

Transamerica Hanlon VP series

15.	Comment: Primary Risks: Please confirm if growth and value are primary risk factors.

Response: ETFs can be selected by the sub-advisers based on a number of criteria. The prospectus discloses the possible risks involved with both value and growth investing.

16.	Comment: Primary Risks: Supplementally, please explain why concentration risk is not a risk factor.

Response: Each ETF holds a number of underlying securities. Each sub-adviser does not view any portfolio as concentrated. Accordingly, no change has been made to the prospectus.

17.	Comment: Principal Investment Strategies: Please disclose the type of bond ETFs each portfolio will invest in. Will the bonds invest in foreign or domestic bonds? Will the investments be in government or corporate bonds and what will be the quality of the bonds?

Response: Comment accepted. The prospectus has been revised accordingly.

18.	Comment: Appendix A: Please disclose a detailed definition of ETNs and the risk factors involved with that type of security. Please describe the entities that issue ETNs and the credit risk involved and how the credit agencies rate ETNs. Also, describe the depth of the market of why ETNs trade and the liquidity of ETNs.

Response: Comment accepted. The prospectus has been revised accordingly.

Statement of Additional Information

19.	Comment: General: Please clarify the role of the portfolio construction manager.

Response: Comment accepted. The SAI has been revised accordingly.

20.	Comment: Portfolio Holdings: The portfolio holdings section states that a “general” duty of confidentiality exists. What does “generally” mean?

Response: Comment accepted. The Registrant has deleted the word “generally” from the disclosure.

On behalf of the Registrant, it is hereby acknowledged:
•	the Registrant is responsible for the adequacy and accuracy of the disclosure in this filing;

•	the action of the SEC or its staff acknowledging the effective date of this filing does not relieve the Registrant from its responsibility for the adequacy and accuracy of the disclosure in this filing; and

•	the Registrant may not assert SEC staff comments, or changes in disclosure in response to the same, as a defense in any proceeding initiated by the SEC or any person under the federal securities laws.
Please contact me at (727) 299-1814 if you have any questions or require further information with regard to this filing.

Sincerely,
/s/ Robert S. Lamont, Jr.
Robert S. Lamont, Jr.
Vice President and Senior Counsel

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